February 18, 2009

By EDGAR and Overnight Delivery

Ms. Jennifer Fugario

Staff Accountant

United States Securities and Exchange Commission (“SEC”)

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Trintech Group PLC

Form 20-F for Fiscal Year ended January 31, 2008

Filed June 13, 2008

File No. 000-30320

Dear Ms. Fugario,

Trintech Group PLC (“Trintech”) has reviewed the comments in the SEC’s letter dated January 21, 2009 in relation to our Form 20-F for the fiscal year ended January 31, 2008 (the “Filing”). The following are our responses:

SEC Comment 1 – We note your presentation of basic and diluted net loss per ordinary share. Please tell us what consideration you have given to disclosing basic and diluted per-share amounts for income (loss) from continuing operations in accordance with paragraph 36 of SFAS 128. Additionally, please tell us how you have considered presenting this measure as part of your selected financial data per Item 3.A.2 of Form 20-F.

Response

Based on the Staff’s comment, we respectfully submit to the Staff further details regarding how we considered the presentation of basic and diluted per share amounts for income (loss) from continuing operations.

Basic and diluted net loss per ordinary share for the years ended January 31, 2008, 2007 and 2006 was presented in the Consolidated Statements of Operations in the 20-F for the year ended January 31, 2008. Basic and diluted net loss for discontinued operations for the years ended January 31, 2008, 2007 and 2006 was presented in note 5 of the 20-F for the year ended January 31, 2008. However, basic and diluted net loss per ordinary share from continuing operations was not presented in the fiscal years ended January 31, 2008, 2007 and 2006. We now accept that this disclosure was not presented in accordance with the provisions of paragraph 36 of FAS 128.

We respectfully submit to the Staff that the basic and diluted net loss per ordinary share from continuing operations was 14 cents for the year ended January 31, 2008 and 2 cents for the year ended January 31, 2007. The basic and diluted net income per ordinary share from continuing operations was 9 cents for the year ended January 31, 2006.

The below table provides full disclosure per item 3.A.2 of the Form 20-F for the five years ended January 31, 2008, 2007, 2006, 2005 and 2004:

	Year ended January 31,
	2004	2005	2006	2007	2008
	US$- Cents
Basic net (loss) income per Ordinary Share from continuing operations	(0.04)	0.04	0.09	(0.02)	(0.14)
Basic net (loss) income per Ordinary Share from discontinued operations	(0.06)	0.03	(0.14)	(0.05)	(0.00)
Basic net (loss) income per Ordinary Share	(0.10)	0.07	(0.05)	(0.07)	(0.14)

Diluted net (loss) income per Ordinary Share from continuing operations	(0.04)	0.04	0.09	(0.02)	(0.14)
Diluted net (loss) income per Ordinary Share from discontinued operations	(0.06)	0.02	(0.14)	(0.05)	(0.00)
Diluted net (loss) income per Ordinary Share	(0.10)	0.06	(0.05)	(0.07)	(0.14)

	No. of shares
Shares used in computing basic net (loss) income per Ordinary Share	30,314,419	30,786,268	30,997,352	30,646,534	31,362,813
Shares used in computing diluted net (loss) income per Ordinary Share from continuing operations	30,314,419	32,361,102	32,117,374	30,646,534	31,362,813
Shares used in computing diluted net (loss) income per Ordinary Share from discontinued operations	30,314,419	32,361,102	30,997,352	30,646,534	31,362,813

We respectfully advise the Staff that we will, in future submissions of periodic reports with the Commission, revise the disclosure regarding basic and diluted net income (loss) per ordinary share from continuing and discontinued operations, as above.

SEC Comment 2 – We note that you recognize revenue for arrangements involving services considered essential to the functionality of the software products using contract accounting, specifically the percentage of completion method. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Additionally, please explain what consideration you gave to disclosing where this revenue is reported and, if applicable, the basis for allocation between product and service revenue.

Response

Based on the Staff’s comment, we respectfully submit to the Staff further details regarding our recognition of revenue using contract accounting.

We respectfully submit that transactions for which revenue was recognized using contract accounting related to our discontinued Payments business which was sold in September 2006. Our Payments business developed, marketed and sold electronic point of sale hardware and systems that enabled electronic payments in multiple channels.

Contract accounting, specifically the percentage of completion method, was not applied in the recognition of revenue from continuing operations for the years ended January 31, 2008, 2007 and 2006. It was only applied in the recognition of revenue from discontinued operations prior to the disposal of the Payments business in September 2006 to recognize revenue from certain contracts in the years ended January 31, 2007 and 2006 where services were considered essential to the functionality of the software products being delivered.

Only the company’s discontinued operations had contracts to which it applied the percentage of completion method. The contracts related to license and services only, there was no product portion. The revenue was allocated to license and service revenue based on the fair value of the service portion and the residual value that was allocated to the license portion of the arrangement.

We respectfully advise the Staff that we will, in future submissions of periodic reports with the Commission, include the expanded revenue recognition accounting policy for services considered essential to the functionality of the software products using contract accounting, specifically the percentage of completion method, as it relates to our discontinued operations and the disclosure shall be as follows:

“Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. Only the company’s discontinued operations for fiscal 2007 and 2006 had contracts where services were considered essential to the functionality of the software and the amount of revenue recognized was based on the total license and service fees under the agreement and the percentage of completion achieved. The revenue was allocated to license and service revenue based on the fair value of the service portion with the residual value allocated to the license portion of the arrangement. The percentage of completion was measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements were based on prior experience of customization of similar software and delivery of similar services and were reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts were made in the period in which such losses were first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.”

Acknowledgement

In addition, Trintech acknowledges that:

•	Trintech is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

•	Trintech may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you wish to discuss any of the matters described above in further detail or should there be any other comments, please feel free to contact me at 011-353-1-293-9847. Thank you for your assistance.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to me in the envelope provided.

Regards,

/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group
Trintech Group PLC

cc:	Paul Byrne, Trintech Group PLC

Dermot Quinn, Ernst & Young

Steven Bernard, Wilson Sonsini Goodrich & Rosati, P.C.